CONSENT

TO:	The Securities Commissions of each of the Provinces and Territories of Camada

RE:	Technical report entitled "Metallica Resources Inc. - El Morro Copper-Gold Project, Region III, Chile, NI 43-101 Technical Report, La Fortuna Deposit, Mineral Resource Estimate - 2006 Update" dated December 26, 2006 (the "Report")

The undersigned, one of the authors of the Report, hereby:

1.	Consents to the filing of the Report by Metallica Resources Inc. with the securities regulatory authorities set out above;

2.	Consents to the written disclosure of the Report and of extracts from or a summery of the Report in the press release dated November 13, 2006 issued and filed by Metallica Resources Inc.;

3.	Confirms that I have read the press release dated November 13, 2006 issued and filed by Metallica Resources Inc. and have no reason to believe that there are any misrepresentations in the information derived from the Report or that the press release dated November 13, 2006 contains any misrepresentation of the information contained in the Report.

Dated as of the 26th day of December, 2006.

(signed)